UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number: 001- 38852

Ruhnn Holding Limited

4F, Building 1, Blue Collar Garment Industrial Park

7-1 North Hong Pu Road

Yu Hang District, Hangzhou 311100

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RUHNN HOLDING LIMITED

	By:	/s/ Zhenbo Chi
	Name:	Zhenbo Chi
	Title:	Chief Financial Officer

Date: August 30, 2019

Exhibit Index

Exhibit 99.1—Press Release: Ruhnn Holding Limited Announces First Quarter of Fiscal Year 2020 Unaudited Financial Results